Filed by Willow Grove Bancorp, Inc./NEW
                                                 (Commission File No. 000-49706)

                                Pursuant to Rule 425 under the Securities Act of
                                          1933 and deemed filed pursuant to Rule
                                            14a-12 under the Securities Exchange
                                                                     Act of 1934

                                   Subject Company: Chester Valley Bancorp, Inc.
                                                 (Commission File No. 000-18833)

[GRAPHIC OMITTED]                 WILLOW GROVE
                                  BANCORP, INC.

                             DISCUSSION OF STRATEGIC
                                  ALLIANCE WITH

[GRAPHIC OMITTED]         CHESTER VALLEY BANCORP INC.

                                  FEBRUARY 2005

DISCLAIMER
================================================================================
FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the combined company, including expected synergies resulting from the merger of Chester Valley Bancorp and Willow Grove Bancorp, combined operating and financial data, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize anticipated capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the combined company by such regulatory agencies in connection with consummation of the merger; difficulties in obtaining approval of the merger by the shareholders of Chester Valley Bancorp and Willow Grove Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; difficulties relating to the completion of the merger or the integration of the businesses of Willow Grove and Chester Valley; and the risks that are described from time to time in Chester Valley Bancorp's and Willow Grove Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarter ended September 30, 2004. This message speaks only as of its date, and Chester Valley Bancorp and Willow Grove Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 will be filed with the SEC. CHESTER VALLEY BANCORP AND WILLOW GROVE BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Chester Valley Bancorp and Willow Grove Bancorp. Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph T. Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.

PARTICIPANTS IN SOLICITATION. Chester Valley Bancorp, Willow Grove Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participant's in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participant's in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Chester Valley Bancorp and Willow Grove Bancorp in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

[GRAPHIC OMITTED]                 INTRODUCTION
================================================================================
                                                               [GRAPHIC OMITTED]

TRANSACTION OVERVIEW
================================================================================

* Alliance of Willow Grove and Chester Valley will create a super community bank with a retail and commercial franchise in three of the most affluent and expanding counties in the Southeastern Pennsylvania region. The combined bank:

   * Will operate in three of the most attractive target markets in Southeast Pennsylvania

   * Will create a deep and talented management team with the ability to complete the transformation of the balance sheet and income statement to that of a commercial bank

   * Is expected to produce cost savings that drive significant accretion in Year 1

   * Will cross-sell an expanded product set to a larger geographic footprint of affluent customers

   * Will be in a position to benefit from customer dissatisfaction with mega bank mergers and takeovers of community banks during the past three years

[ARROW GRAPHIC OMITTED] The acquisition of Chester Valley is the best use of Willow Grove's capital today

[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

TARGET MARKETS FOR COMBINED BANK
================================================================================

*  Target markets are an ideal demographic market for banking
                         -----

     **  Affluent

     **  Educated

     **  Growing

* Willow Grove: strong market position in Montgomery and Bucks Counties (note: with a presence in Northeast Philadelphia)

*  Chester Valley: Strong market position in Chester County

[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

TARGET MARKET POPULATION
================================================================================


--------------------------------------------------------------------------------
                           POPULATION           RANK IN          RANK IN
                                                U.S. (1)        STATE (2)
--------------------------------------------------------------------------------
MONTGOMERY COUNTY            770,747               66               3
--------------------------------------------------------------------------------
BUCKS COUNTY                 613,110               93               4
--------------------------------------------------------------------------------
CHESTER COUNTY               457,393              136               7
--------------------------------------------------------------------------------

Source: STATS Indiana, Indiana University (2000 Census Data Annualized Growth Rates)

(1) Total counties in the United States are 3,141.

(2) Total counties in Pennsylvania are 67.

[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

TARGET MARKET POPULATION GROWTH
================================================================================


--------------------------------------------------------------------------------
                                                                PROJECTED
                           POPULATION           RANK IN        GROWTH THRU
                             GROWTH            STATE (1)          2009
--------------------------------------------------------------------------------
MONTGOMERY COUNTY            13.6%                11              4.55%
--------------------------------------------------------------------------------
BUCKS COUNTY                 13.3%                13              4.58%
--------------------------------------------------------------------------------
CHESTER COUNTY               21.5%                 5              7.81%
--------------------------------------------------------------------------------

Source: STATS Indiana, Indiana University (2000 Census Data Annualized Growth Rates)

(1) Total counties in Pennsylvania are 67.

[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

TARGET MARKET INCOME DEMOGRAPHICS
================================================================================


--------------------------------------------------------------------------------
                          MEDIAN                                  PROJECTED
                        HOUSEHOLD      RANK IN       RANK IN     GROWTH THRU
                          INCOME       U.S. (1)     STATE (2)        2009
--------------------------------------------------------------------------------
MONTGOMERY COUNTY        $64,808          53           2            10.80%
--------------------------------------------------------------------------------
BUCKS COUNTY             $61,230          78           3            11.83%
--------------------------------------------------------------------------------
CHESTER COUNTY           $67,790          35           1            14.46%
--------------------------------------------------------------------------------

Source: STATS Indiana, Indiana University (2000 Census Data Annualized Growth Rates)

(1) Total counties in the United States are 3,141.

(2) Total counties in Pennsylvania are 67.

[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

TARGET MARKET EDUCATION LEVEL
================================================================================


--------------------------------------------------------------------------------
                           BACHELORS           RANK IN           RANK IN
                             DEGREE            U.S. (1)         STATE (2)
--------------------------------------------------------------------------------
MONTGOMERY COUNTY            38.7%                76                2
--------------------------------------------------------------------------------
BUCKS COUNTY                 31.2%               179                4
--------------------------------------------------------------------------------
CHESTER COUNTY               42.5%                45                1
--------------------------------------------------------------------------------

Source: STATS Indiana, Indiana University (2000 Census Data)

(1) Total counties in the United States are 3,141.

(2) Total counties in Pennsylvania are 67.


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

THE COMBINED FRANCHISE
================================================================================

        ------------------------------------------------------------------
            A $1.5 BILLION COMPANY WITH 27 EXISTING BRANCH OFFICES IN
              MONTGOMERY, CHESTER, BUCKS AND PHILADELPHIA COUNTIES
        ------------------------------------------------------------------



                             [MAP GRAPHIC OMITTED]




[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]


COMBINED BANK: DEEP MANAGEMENT TEAM, TRACK RECORD OF SUCCESS
=============================================================================================================

-------------------------------------------------------------------------------------------------------------
                                                                    YEARS IN
                                                 CURRENT            FINANCIAL
NAME                    FUNCTION               INSTITUTION    AGE    SERVICES          PRIOR INSTITUTIONS
-------------------------------------------------------------------------------------------------------------
Donna M. Coughey        President & CEO           CVAL         54       33         Mellon, Marine Midland

Joseph T. Crowley, CPA  CFO                       CVAL         42       20         Crusader Holding Co.,
                                                                                   Applied Card, KPMG

Jerome P. Arrison       Treasurer                 WGBC         53       32         Delaware First Financial

Christopher E. Bell     Chief Operating Officer   WGBC         47       26         Sellersville Savings,
                                                                                   Hamilton-Reliance

Matthew D. Kelly        Chief Wealth              PCIS         40       18         PNC Advisors, Mellon
                        Management Officer

Ammon J. Baus           Chief Credit Officer      WGBC         55       34         Fleet, PNC, First Fidelity

G. Richard Bertolet     Chief Lending and         CVAL         57       36         Mellon
                        Sales Office
-------------------------------------------------------------------------------------------------------------


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

WILLOW GROVE RESULTS
================================================================================

-----------------------------------------------------
Loan Growth (Dollars        06/30/01         09/30/04
in thousands)
-----------------------------------------------------
Residential                 $198,310         $176,113
CAGR                                           -3.59%
-----------------------------------------------------
Construction                $ 27,724         $ 65,400
CAGR                                           30.22%
-----------------------------------------------------
Commercial R.E              $128,613         $190,812
CAGR                                           12.91%
-----------------------------------------------------
Commercial Business         $ 19,925         $ 15,476
CAGR                                           -7.48%
-----------------------------------------------------
Consumer                    $ 84,748         $ 96,478
CAGR                                            4.07%
-----------------------------------------------------
Total Loans                 $459,320         $544,279
CAGR                                            5.36%
-----------------------------------------------------



-----------------------------------------------------
Core Deposit Growth         06/30/01         09/30/04
(Dollars in thousands)
-----------------------------------------------------
DDA                         $ 82,318         $190,163
CAGR                                           29.39%
-----------------------------------------------------
Savings                     $ 58,566         $ 87,307
CAGR                                           13.07%
-----------------------------------------------------
Money Market                $ 34,788         $ 50,150
CAGR                                           11.91%
-----------------------------------------------------
Total Core Deposits         $175,672         $327,620
CAGR                                           21.14%
-----------------------------------------------------


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

WILLOW GROVE RESULTS
================================================================================

(DOLLARS IN THOUSANDS)


                              DEPOSIT AND LOAN FEES

                                [GRAPHIC OMITTED]



-------------------------------------------------------
PLOT POINTS:
                        Jun-01  Jun-02  Jun-03  Jun-04
Deposit and Loan Fees   $1,340  $1,572  $1,823  $2,322
-------------------------------------------------------



                               NON-INTEREST INCOME
                     (Excludes Security Gains or (Losses))

                                [GRAPHIC OMITTED]




-----------------------------------------------------
PLOT POINTS:

                       Jun-01  Jun-02  Jun-03  Jun-04
Non-Interest Income    $1,802  $2,151  $1,780  $3,187
-----------------------------------------------------


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

CHESTER VALLEY'S TRANSITION TO A COMMERCIAL BANK
================================================================================

Donna Coughey assumed leadership of Chester Valley in November 2000 and successfully led transformation from a thrift to a commercial bank. Main drivers were:

   *  Built "big bank" commercial lending team with community bank touch

      **  Diversified and grew loan portfolio

   *  Instilled sales-focused culture in the branch network

      **  Expanded business and retail core deposits

   *  Developed professionally-managed trust and wealth management departments

      **  Increased non-interest revenue


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

CHESTER VALLEY RESULTS
================================================================================


-----------------------------------------------------
Loan Growth (Dollars        06/30/01         09/30/04
in thousands)
-----------------------------------------------------
Residential                 $145,805         $ 65,090
CAGR                                          -22.46%
-----------------------------------------------------
Construction                $ 46,243         $ 71,231
CAGR                                           14.22%
-----------------------------------------------------
Commercial R.E              $ 81,304         $134,594
CAGR                                           16.78%
-----------------------------------------------------
Commercial Bus.             $ 26,068         $ 53,456
CAGR                                           24.73%
-----------------------------------------------------
Small Business              $  3,171         $ 22,621
CAGR                                           83.05%
-----------------------------------------------------
Consumer                    $ 64,756         $124,624
CAGR                                           22.32%
-----------------------------------------------------
Total Loans                 $370,347         $471,616
CAGR                                            7.72%
-----------------------------------------------------


-----------------------------------------------------
Core Deposit Growth         06/30/01         09/30/04
(Dollars in thousands)
-----------------------------------------------------
DDA                         $ 82,307         $134,672
CAGR                                           16.36%
-----------------------------------------------------
Savings                     $ 26,414         $ 32,745
CAGR                                            6.83%
-----------------------------------------------------
Money Market                $ 60,430         $148,232
CAGR                                           31.80%
-----------------------------------------------------
Total Core Deposits         $169,151         $315,649
CAGR                                           21.16%
-----------------------------------------------------
Business Repo               $  2,428          $18,265
CAGR                                           86.06%
-----------------------------------------------------


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

CHESTER VALLEY RESULTS
================================================================================

(DOLLARS IN THOUSANDS)



                              DEPOSIT AND LOAN FEES

                                [GRAPHIC OMITTED]



-------------------------------------------------------
PLOT POINTS:
                        Jun-01  Jun-02  Jun-03  Jun-04
Deposit and Loan Fees   $1,723  $1,911  $2,837  $3,073
-------------------------------------------------------




                               NON-INTEREST INCOME
                     (Excludes Security Gains or (Losses))

                                [GRAPHIC OMITTED]




-----------------------------------------------------
PLOT POINTS:

                       Jun-01  Jun-02  Jun-03  Jun-04
Non-Interest Income    $5,733  $6,010  $7,092  $8,018
-----------------------------------------------------


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

CHESTER VALLEY WEALTH MANAGEMENT
================================================================================

ASSETS UNDER MANAGEMENT & CUSTODY (DOLLARS IN MILLIONS)




                               [GRAPHIC OMITTED]



---------------------------------------------
PLOT POINTS:
               Jun-03  Jun-04
PCIS              766     844
Trust              50      60
Uvest              10      23
---------------------------------------------



UVEST PROGRAM
(DOLLARS IN THOUSANDS)


--------------------------------------------------
                       Jun 02    Jun 03     Jun 04
--------------------------------------------------
Uvest Investment      $ 2,262   $ 6,285    $12,012
Sales
--------------------------------------------------
Gross revenue         $   103   $   217    $   422
--------------------------------------------------
Number of trades          157       400      1,218
--------------------------------------------------
Average sale per      $    14   $    15    $    10
trade
--------------------------------------------------
Appointments closed       N/A       50%        44%
--------------------------------------------------
Assets under          $ 3,200   $10,200    $22,613
management
--------------------------------------------------


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

CHESTER VALLEY FINANCIAL HIGHLIGHTS
================================================================================



                            RETURN ON AVERAGE EQUITY

                                [GRAPHIC OMITTED]



--------------------------------------------------------
PLOT POINTS:
              Jun-00   Jun-01   Jun-02   Jun-03   Jun-04
Peer          12.60%   10.11%   12.20%   11.80%   11.41%
CVAL          13.34%   10.50%   13.24%   12.28%   12.09%
--------------------------------------------------------



                            RETURN ON AVERAGE ASSETS

                                [GRAPHIC OMITTED]



--------------------------------------------------------
PLOT POINTS:
               Jun-00  Jun-01   Jun-02   Jun-03   Jun-04
Peer            1.12%   0.91%    1.02%    0.98%    0.96%
CVAL            0.94%   0.76%    1.02%    0.98%    1.03%
--------------------------------------------------------

Peer Group is defined as all commercial banks with assets between $300 million and $900 million headquartered in Southeastern Pennsylvania.


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

OUR OPPORTUNITY
================================================================================


* As a $1.5 billion institution we have the opportunity to increase our long-term growth rate by acquiring larger lending and deposit relationships.

* We know long-term shareholder value is created through core banking and attractive branch networks. We will seek to thoughtfully expand the branch system.

* Though we view ourselves as builders in the shorter term, we will continue to do so as long as our strategy continues to create shareholder value.


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

COMBINED COMPANY STRATEGIC PLAN
================================================================================


* Apply Willow Grove and Chester Valley best practice strategies to the Combined Company

   ** Commercial lending infrastructure to facilitate balance sheet and income statement or revenue diversification

   **  Branch based small business lending

   ** Sales-focused culture to promote core deposit growth and enhance cross-selling of multiple bank products

   ** Sell Chester Valley trust/investment products to the affluent and growing Willow Grove markets

   ** Expand cash management product line sales to increase core deposits and fee income.

*  Expand branch network

   **  Fill in Montgomery County gaps

       ***  Acquisitions

       ***  De Novo's


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

[GRAPHIC OMITTED]  COMBINED COMPANY PRO FORMA FINANCIAL HIGHLIGHTS
================================================================================
                                                               [GRAPHIC OMITTED]

SUMMARY BALANCE SHEET IMPACT
================================================================================


                             WILLOW GROVE   CHESTER VALLEY   PRO FORMA (1)
                             ------------   --------------   -------------
($ in thousands)                9/30/04        9/30/04          9/30/04
                             ----------------------------------------------

ASSETS                         $975,585       $644,693       $1,530,031

INVESTMENT SECURITIES (2)       385,297        190,524          376,012

NET LOANS                       537,675        400,129          939,320

DEPOSITS                        592,825        429,049        1,022,766

BORROWINGS (3)                  270,182        158,814          296,375



(1) Pro Forma includes estimated purchase accounting adjustments and assumes certain assets are liquidated to retire borrowings or to fund the cash consideration and upfront costs associated with this transaction.
(2)  Excludes interest earning cash.
(3)  Includes trust preferred securities.


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

LOAN PORTFOLIO DIVERSIFICATION
================================================================================


          --------------------------------------------------------------
              THE COMBINED ENTITY WILL HAVE A MORE DIVERSIFIED LOAN
                 PORTFOLIO WITH AN EMPHASIS ON COMMERCIAL LOANS
          --------------------------------------------------------------


($ in thousands)             WILLOW GROVE   CHESTER VALLEY (1)    PRO FORMA
                             ------------   ------------------    ---------
                            9/30/04   Mix        9/30/04         9/30/04   Mix
                            --------------------------------------------------

COMMERCIAL REAL ESTATE     $190,812  35.0%       $57,062        $247,874  25.3%

CONSTRUCTION                 65,400  12.0%        52,078         117,478  12.0%

COMMERCIAL & INDUSTRIAL      15,476   2.8%       139,312         154,788  15.8%

HOME EQUITY & CONSUMER       96,478  17.7%       116,116         212,594  21.7%

RESIDENTIAL REAL ESTATE     176,113  32.4%        69,658         245,771  25.1%

                           ======== =====       ========        ======== =====

   TOTAL                   $544,279 100.0%      $434,226        $978,505 100.0%



(1) Chester Valley's portfolio is adjusted for the split in loans made between Commercial & Industrial Owner-occupied Real Estate and Commercial Real Estate.


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

ENHANCED DEPOSIT PORTFOLIO
================================================================================


          -----------------------------------------------------------
                      CORE DEPOSITS FOR THE COMBINED ENTITY
                      WILL AMOUNT TO 63% OF TOTAL DEPOSITS
          -----------------------------------------------------------


($ in thousands)         WILLOW GROVE     CHESTER VALLEY        PRO FORMA
                         -------------    --------------        ---------
                        9/30/04    Mix       9/30/04         9/30/04    Mix
                        ----------------------------------------------------

DDA                    $128,288   21.6%     $133,915        $262,203   25.7%

Savings                  87,307   14.7%       32,745         120,052   11.7%

MMDA                    107,762   18.2%      148,989         256,751   25.1%

CDs                     269,468   45.5%      113,400         382,868   37.5%

                       ========  =====      ========      ==========  =====

   Total               $592,825  100.0%     $429,049      $1,021,874  100.0%


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

COMBINED COMPANY'S INTEREST RATE SENSITIVITY
================================================================================


--------------------------------------------------------------------------------
                           WILLOW GROVE BANCORP, INC.
--------------------------------------------------------------------------------
                                     ONE YEAR GAP            THREE YEAR GAP
--------------------------------------------------------------------------------
                                 09/30/04  COMBINED (1)  09/30/04  COMBINED (1)
--------------------------------------------------------------------------------

CUMULATIVE EXCESS OF
INTEREST-EARNING ASSETS TO     $ (146,566)  $  (51,528) $ (135,478)    $17,730
INTEREST-BEARING LIABILITIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUMULATIVE DIFFERENCE AS A         (15.0%)       (3.4%)     (13.9%)       1.2%
PERCENTAGE OF TOTAL ASSETS
--------------------------------------------------------------------------------


(1) Assumes the sale of $200 million of investment securities and repayment of approximately $140 million in FHLB borrowings with the balance of cash used to fund the transaction.


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

CAPITAL RATIOS
================================================================================

--------------------------------------------------------------------------------
        THE COMBINED COMPANY'S BALANCE SHEET WILL REMAIN WELL CAPITALIZED
--------------------------------------------------------------------------------


                               WILLOW GROVE            PRO FORMA
                                  9/30/04             9/30/04 (1)
                               ------------           -----------


Equity / Assets                   10.70%                 13.07%

Tangible Equity /                 10.62%                  7.59%
Tangible Assets


(1) Ratios assume the sale of $200 million of investment securities and repayment of approximately $140 million in FHLB borrowings with the balance of cash used to fund the transaction.


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

PRO FORMA FY 9/30/04 LTM EARNINGS
================================================================================


($ in millions, except per share data)             PRO FORMA LTM 9/30/04
                                                   ---------------------
                                                     AMOUNT  PER SHARE
                                                     ------  ---------


WILLOW GROVE STAND-ALONE NET INCOME                   $6.29    $0.65
CHESTER VALLEY STAND-ALONE NET INCOME                  6.32     1.19

POST TAX ADJUSTMENTS(1):
-----------------------
PLUS: COST EFFICIENCIES, NET (2)                      $1.46    $0.10
MINUS: OPPORTUNITY COST OF CAPITAL(3)                 (2.71)   (0.18)
MINUS: CDI AMORTIZATION                               (1.08)   (0.07)
                                                     ------    -----
PRO FORMA COMBINED, POST ADJUSTMENTS                 $10.28    $0.69

                                                               -------
  ESTIMATED GAAP EPS ACCRETION BEFORE MARK-TO-MARK. ADJS.        6.2%
                                                               -------

                                                               -------
  ESTIMATED GAAP EPS ACCRETION(4)                               12.3%
                                                               -------

                                                               -------
  ESTIMATED CASH EPS ACCRETION                                  16.9%
                                                               -------


(1)  Assumes a tax rate of 34%.
(2)  Cost savings are net of costs to hire additional sales personnel.
(3) Assumes (i) the capital used to fund the transaction would have yielded 4.25% and (ii) borrowings paid down in connection with the transaction would have been invested in assets that would have earned a 125bps spread.
(4)  Includes mark-to-market adjustments of $0.65 million or $0.04 per share.


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

ACHIEVABLE COST SYNERGIES
================================================================================


--------------------------------------------------------------------------------
      EXPECTED FIRST YEAR COMBINED PRE-TAX COST SAVINGS OF $3.1 MILLION OR
        APPROXIMATELY 7.8% OF THE COMBINED COMPANY'S LAST TWELVE MONTHS
         9/30/04 OPERATING EXPENSE (DESPITE NO OVERLAPPING MARKETS)(1)
--------------------------------------------------------------------------------



         Personnel Expense(2)                          $2.0

         Data Processing                                0.4

         Legal and consulting                           0.2

         Insurance                                      0.1

         Other, Net                                     0.4
                                                       ----
              TOTAL PRE-TAX COST SAVINGS               $3.1



(1) Cost savings are for the first twelve months of combined operations. Cost savings increase to $3.8 million annually thereafter.
(2) Does not include the costs of hiring additional sales personnel of approximately $850 thousand.


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

SIGNIFICANT GROWTH OPPORTUNITIES
================================================================================


     ---------------------------------------------------------------------
            EPS AND CASH EPS FOR THE FIRST TWELVE MONTHS OF COMBINED
        OPERATIONS ARE EXPECTED TO BE IN THE RANGE OF $0.95 TO $1.00 AND
                          $1.07 TO $1.12, RESPECTFULLY
     ---------------------------------------------------------------------

*  No revenue enhancements assumed

*  However, there are several potential long-term growth opportunities:

   ** Strong demographic profile of combined communities allows for more meaningful loan and deposit growth

   **  Higher legal lending limit with local lending decisions

   **  Availability of additional lending products

   **  Alignment of investment portfolio strategies

   ** Cross-selling opportunities between combined branch network with Chester Valley's Wealth Management Division


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

OUR FINANCIAL GOALS
================================================================================


*  ROE of 11 -- 13% consistently

*  ROTE of 18 -- 20%

*  ROA of 1.2 -- 1.5% consistently

*  Maintain tangible capital at well capitalized levels

*  Loan growth of approximately 11% annually

*  Core deposit growth of approximately 10% annually


[GRAPHIC OMITTED]==============================================[GRAPHIC OMITTED]

SUMMARY
================================================================================


* Application of Willow Grove and Chester Valley's best practices will propel the combined company's profitability

* Montgomery, Chester, and Bucks County target markets provide strong foundation for organic growth

* Creation of a deep and talented management team with experience to complete the transformation of the balance sheet and income statement to that of a commercial bank

* Increasing need for locally-focused, community based banking in the Southeast Pennsylvania region

*  Combined Company's interest rate sensitivity will be significantly better


  [ARROW GRAPHIC OMITTED} The acquisition of Chester Valley is the best use of
                          Willow Grove's capital today


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